FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 18, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

SUITE 500, 630 – 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

•

The following documentation is being submitted herewith:

a)

Press Release dated June 18, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President & COO

Date:  June 18, 2003

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES JUNE 2003 DISTRIBUTION AND AGM WEBCAST

June 18, 2003. Paramount Energy Trust ("PET") (TSX – PMT.UN) is pleased to announce that its distribution on July 16, 2003 in respect of production for the month of June 2003, for Unitholders of record on June 30, 2003, will be $0.25 per trust unit. The ex-distribution date is June 26, 2003.  This distribution brings cumulative distributions paid to-date to $1.634 per trust unit.

As previously announced in PET’s press release on June 4, 2003, the Alberta Energy and Utilities Board (the “EUB”) released General Bulletin 2003-16 (“GB 2003-16”), announcing a proposed change in policy respecting gas production from the Wabiskaw and McMurray Formations in the Athabasca Oil Sands Area.  The proposed policy contemplates the shut-in of all Wabiskaw-McMurray gas production, without benefit of public hearing, within a 5.5 million acre area in Northeastern Alberta.  The Trust is at risk of having a net 20 to 44 MMcf/d of natural gas production affected, representing approximately 23 to 50 percent of its current production, following a proposed shut-in on August 1, 2003.  While PET has experienced production delays associated with the lack of new well approvals under ID 99-1, current production and cash flows support continuation of the previously established distribution level of $0.277 per month.  However, the EUB proposal has created significant uncertainty around our future distribution levels, pending ultimate resolution of the issues raised by the release of GB 2003-16. Consequently, it is unlikely that PET will be able to consummate any meaningful acquisitions in the short term, as had been our intent, until the matter is settled. The Trust has therefore chosen to reduce its distribution level slightly, in advance of the proposed shut-in date, to ensure that the necessary resources are available to aggressively pursue all available avenues for a favourable resolution of the GB 2003-16 issues.

A live webcast of a presentation by management at PET’s annual general meeting, to be held at the Calgary Petroleum Club at 3:00 pm Calgary time on Wednesday June 18, 2003, will be distributed on the internet followed by a live question and answer session.  This presentation will include an update with respect to the gas-bitumen issue. To participate in the webcast please visit www.paramountenergy.com or www.companyboardroom.com. Questions for web participants can be directed to management at info@paramountenergy.com. The webcast will be archived shortly following the presentation.

PET further provides additional information for investors regarding its non-resident ownership  for purposes of its mutual fund trust status in response to  recent  announcements by other Canadian income trusts and  an  increasing  number of inquiries from Unitholders and potential investors. According to the Trust’s most recent Unitholder records, approximately 7% of the outstanding Trust Units are held by non-resident Unitholders, well within the 49% limit set out in its Trust Indenture.  Consequently, PET  will not be required in the foreseeable future to take any action with respect to the non-resident ownership of its Units to maintain its status as a mutual fund trust for Canadian  income  tax purposes.

This news release contains forward-looking information. Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.   There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9
Susan L. Riddell Rose President and Chief Operating Officer or Cameron R. Sebastian Vice President, Finance and CFO or
Gary C. Jackson Vice President, Land, Legal and Acquisitions Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com